

April 7, 2014

Via E-Mail
David B. Feirstein
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> Re: **GrafTech International Ltd.**
> **PRRN14A filed April 1, 2014**
> **DFAN14A filed April 1, 2014**
> **Filed by Nathan Milikowsky et al**
> **File No. 001-13888**

Dear Mr. Feirstein:

The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in the revised proxy statement listed above. All page references are to the redlined proxy statement provided.

PRRN14A filed April 1, 2014

Background of the Solicitation, page 18

1. Refer to comment 8 in our prior letter and the revised disclosure on page 18 of the proxy statement. We believe it is important to identify the specific individual(s) who hold $127 million in promissory notes of the Company, in particular because of your by-law amendment proposal to repeal certain bylaw provisions "inconsistent with or disadvantageous to" Mr. Nathan Milikowsky. Since Save GrafTech does not appear to be a legal entity, please revise the disclosure to avoid stating that Save GrafTech holds this debt. Instead, identify the individual or individuals other than Mr. Jardini who do. Please make corresponding changes in any additional soliciting materials.

2. Refer to comment 13 in our prior letter. Revise the proxy statement to describe in reasonable detail your Nominee's plans to make changes at GrafTech if elected to the Board. For example, we note that the presentation materials dated April 1, 2014 contain specific examples of corporate governance and other changes you intend to make. These should be summarized in the proxy statement.

<u>Proposal No. 5: Save GrafTech's Proposal to Adopt a Resolution to Repeal Certain Provisions of or Amendments to the Bylaws, page 25</u>

3. We reissue comments 15 and 16 in our prior letter. You have not adequately clarified what bylaw provisions or amendments would be considered "inconsistent with or disadvantageous to" Mr. Milikowsky or the election of the Nominees. As requested, providing examples might be helpful in this regard.

4. Refer to comment 17 in our prior letter and the revised disclosure on page 25 of the proxy statement. You indicate that you are only seeking a "one-time" repeal of any new or amended bylaws that go into effect or are proposed between and including September 30, 2012 and the date of the 2014 Annual Meeting. However, the literal language of the bylaw amendment proposal appears to be much broader. Please revise or advise.

<u>DFAN14A filed April 1, 2014 – Exhibit 1: Presentation Materials dated April 1, 2014</u>

5. Predictions as to specific future market values contravene Rule 14a-9's prohibition against false and misleading statements in soliciting materials. See Note a to Rule 14a-9. The presentation materials contain multiple and specific predictions as to share price increases in violation of Rule 14a-9. See for example, Slide 15, 43 and 45. Please revise and advise what measures you will undertake to disseminate corrective disclosure.

6. Refer to our last comment above. All beliefs and assertions in proxy materials must be supported by a reasonable factual basis. Please provide support for the predictions and assertions in the presentation. For example, provide a reasonable basis for your estimated increase in EBITDA of $112 million and your prediction of a $60 million improvement in market share (see Slide 15). Generally describe the underlying assumptions and limitations on these figures. In addition, describe what methods you will undertake to disseminate corrective disclosure.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions